SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13th Floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE 766TH MEETING
OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ No. 00001180/0001-26

I hereby certify, for all intents and purposes, that on October 10, 2106, at 2 pm, in the meeting room of the Presidency, on the 13th floor of the office of Eletrobras, on Avenida Presidente Vargas, 409, Downtown, Rio de Janeiro – RJ.  Chairman JOSÉ LUIZ ALQUÉRES chaired the meeting which was attended by WILSON FERREIRA JR., VICENTE FALCONI CAMPOS, JOSÉ PAIS RANGEL and CARLOS EDUARDO RODRIGUES PEREIRA. Board members ANA PAULA VITALI JANES VESCOVI and MOZART DE SIQUEIRA CAMPOS ARAÚJO participated via video conference. Board members ELENA LANDAU and ESTEVES PEDRO COLNAGO JUNIOR were absent for justifiable reasons. The following Fiscal Board members were invited: EDUARDO CESAR PASA - Chairman of the Board, and Board members AGNES MARIA DE ARAGÃO DA COSTA, LUÍS FELIPE VITAL NUNES PEREIRA, who participated via video conference, and ALOISIO MACÁRIO FERREIRA DE SOUZA and RONALDO DIAS, who were physically present. Also invited to the meeting were: (i) Independent Committee for Management of the Investigation (CIGI): Durval Soledade Santos and Manuel Jeremias Leite Caldas; (ii) Hogan Lovells Law Firm: Isabel Costa Carvalho, Laura Verlangieri, Rafael Loureiro and Peter Stpivack; (iii) KPMG: Danilo Simões, Hugo Blezer and Marcelo Gomes; (iv) PwC - PricewaterhouseCoopers: Guilherme Valle and Alexandro Pimenta; (v) Deloitte: Iara Pansi and Carlos Zanotta; (vi) Consultant Julio Sergio; (vii) EUAX: Marcelo Araujo Campos; and (vi) Eletrobras: Lucia Casasanta - Compliance Officer; Armando Casado de Araujo - Financial and Investor Relations Officer; Rodrigo Villela - General Accountant; Paula Prado Rodrigues. 1) Signing of the representation letters. These documents, in reference to 2014 and 2015, sent to KPMG Auditores Independentes, were signed by the Chairmen of the Board of Directors and Fiscal Council and the CEO of Eletrobras. A consent letter, signed by the members of the Board of Directors, was also sent. The Chairman of the Fiscal Council, on behalf of the Audit Committee, reported that the SOX certification work (evaluation of control environments) and program for remediation of deficiencies pointed out in the Internal Control tests were monitored monthly, as well as the Ombudsman's reports and Internal and Independent Audit reports. In light of the above, the Fiscal Council decided unanimously to approve the representation letter. The Board of Directors also decided that any and all statements regarding the investigation process and filing of the 20-F Forms would be handled exclusively by the CEO of Eletrobras, Wilson Ferreira Jr., CFO and Investor Relations Officer, Armando Casado de Araujo, and Head of the Investor Relations Department, Paula Prado Rodrigues Couto. DECISION: a) DEL-205/2016. Filing of the 20-F Forms – 2014 and 2015. The Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras), in the exercise of its powers, endorsing the decision of the Board of Executive Officers, and consolidated in the documents below, DECIDED: ➢ Board of Executive Officers Report No., of 2016; 1. approve filing of the 20-F Forms for 2014 and 2015; 2. approve the Financial Statements from 2014 and 2015, to be filed with the SEC, together with the Reference Forms, with any adjustments from the investigation by Hogan Lovells and subsequent events; 3. approve the signing of the management letter submitted by the Board of Executive Officers, Board of Directors and Fiscal Council to KPMG Auditores Independentes; 4. rule that the General Secretariat (PRS) and Investor Relations Department (DFR) adopt the necessary measures to carry out this Resolution. There being no further business, the Chairman of the Board closed the proceedings and requested the issuance of this certificate which, after being read and approved, was signed by me, MARIA SILVIA SAMPAIO SANT’ANNA, Board Secretary, who issued it. Other decisions made in this meeting were not included in this certificate, since they corresponded to mere internal interests of the Company, a legitimate precaution, based on the Management's obligation to secrecy, in accordance with the "heading" of Article 155 of Law No. 6,404 (Law of Corporations), and thus were outside the scope of the rule contained in paragraph 1 of Article 142 of the said Law.

PR Av. Presidente Vargas, 409 –13th Floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

Rio de Janeiro – October 10, 2016

MARIA SILVIA SAMPAIO SANT’ ANNA
Board Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.